

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2017

Via E-mail
Terren S. Peizer
Chief Executive Officer
Catasys, Inc.
11601 Wilshire Boulevard, Suite 1100
Los Angeles, CA 90025

> **Re:**   **Catasys, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 31, 2017**
> **File No. 333-216007**

Dear Mr. Peizer:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2017 letter.

Summary

Annual Meeting, page 3

1. We note your statement in your response dated March 20, 2017 that "we have mailed to the stockholders the information statement required by Regulation 14C under the Securities Exchange Act of 1934, as amended, when and as applicable." Please revise your disclosure to include your response in this section. Please advise us when the company sent the information statements required by Regulation 14C to its stockholders and briefly indicate the matters covered by these information statements.

Risk Factors

We have not held regular annual meetings in the past …, page 11

2.   Please revise to address the risks associated with not filing a Schedule 14C and not complying with the requirements Section 14 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

        Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.